FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 28, 2010

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: January 28, 2010 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO/Vice President Allen Kan, Manager ir@aseglobal.com

ASE INC. PRESS RELEASE:
ALL CONDITIONS TO THE USI TENDER OFFER SATISFIED

Taipei, Taiwan, R.O.C., January 28, 2010 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (hereinafter "ASE", or the "Company") along with its two subsidiaries, J&R Holding Limited and ASE Test Limited, today announced that all the conditions to the cash and stock tender offer to buy all of the outstanding common shares of Universal Scientific Industrial Co., Ltd. (TAIEX: 2350) (hereinafter “USI”) have been satisfied.

The Fair Trade Commission has approved the enterprise merger between the Company and USI on December 15th, 2009.  J&R Holding Limited and ASE Test Limited have also received the Investment Commission’s approval on January 27th, 2010.  In addition, the number of common shares of USI tendered by the shareholders has exceeded 54,734,851 on December 28th, 2009.

ASE plans to conduct the tender offer until 3:30pm on February 3rd, 2010.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on June 24, 2009.